FINAL - SENT 8/11/99
                                          Susan Glatthorn Johnson
                                          Senior Vice President
                                          Echelon International Corporation
                                          Phone:  727-803-8250
                                          E-mail: sjohnson@echelonintl.com

                                          Cynthia L. Sanders
                                          Manager of Financial Reporting
                                          Echelon International Corporation
                                          Phone:  727-803-8231
FOR IMMEDIATE RELEASE                     E-mail: csanders@echelonintl.com



            ECHELON INTERNATIONAL REPORTS SECOND QUARTER 1999 RESULTS
   ONGOING DEVELOPMENT OF MULTI-FAMILY RESIDENTIAL COMMUNITIES AND COMMERCIAL
                                  REAL ESTATE
   RECOGNITION BY FLORIDA HOMEBUILDERS ASSOCIATION AS BEST RENTAL COMMUNITY IN
                           SOUTHEASTERN UNITED STATES

ST. PETERSBURG, FL, August 11, 1999 - Echelon International Corporation (NYSE:
EIN), a real estate company which develops, owns and manages multi-family residential and commercial real estate, today announced financial results for the second quarter and six months ended June 30, 1999.

Net income was $1.7 million, or 25 cents per diluted share for the quarter ended June 30, 1999 and $3.8 million or 56 cents per diluted share for the first six months of 1999. This compares to net income of $2.9 million, or 41 cents per diluted share and $6.3 million or 91 cents per diluted share for the same periods of 1998.

Sales and revenues were $12.8 million and $22.6 million for the second quarter and first six months of 1999, respectively, compared to $9.1 million and $22.3 million for the same periods last year. The $.3 million increase in revenues for the first six months of 1999 is primarily the result of an increase in the Company's core real estate operations as follows:

          - A $2.9 million increase in commercial rental revenues resulting from an overall increase in occupancy and rental rates compared to the same period of 1998 as well as the 100% occupancy of the commercial properties completed during the second quarter of 1998, BAYBORO STATION and CENTRAL STATION, the completion of THE NEW MCNULTY in December 1998 and the construction completion of CASTILLE AT CARILLON as of June 30, 1999.

          - A $1.9 million increase in multi-family residential rental revenues resulting from the leasing of ECHELON AT BAY ISLE KEY, which opened in late April 1998 and the initial leasing of ECHELON AT THE RESERVE, which completed the clubhouse and 14 of 22 total buildings during the first half of 1999.

               The increased revenue in core real estate operations is offset by,

          - A $2.1 million decrease in revenues from the non-core operations of the Company's aircraft and real estate lending business.

          - A $2.3 million decrease in investment income as a result of the conversion of the marketable securities portfolio to cash and short-term cash investments in the fourth quarter of 1998.

As of June 30, 1999, the Company's debt / equity ratio (including current portion of long-term debt) was 42 / 58, with a cash position of $22.7 million.

Darryl A. LeClair, Echelon chairman, president and chief executive officer, commented,

         "We are pleased with our solid success to date and are particularly excited about the most recent accomplishments in our multi-family residential developments.

         In July 1999, our second multi-family residential community, ECHELON AT THE RESERVE, located in CARILLON PARK, was recognized with four Aurora Awards at the Florida Homebuilder Association's Southeast Builders Conference - Aurora Awards Ceremony. ECHELON AT THE RESERVE received the Aurora Award for:
                  "Best Rental Apartment Community",
                  "Best Recreational Facility/Community Clubhouse",
                  "Best Recreational Facility/ Community Clubhouse for
                         Interior Merchandising" and
                   the Grand Aurora Award for "Best Rental Apartment
                   Community in the Southeastern United States".

         Also in July 1999, Fannie Mae's American Communities Fund agreed to invest with Echelon in the development of ECHELON AT CHENEY PLACE, a 303-unit multi-family residential community to be developed in downtown Orlando, Florida. The construction for ECHELON AT CHENEY PLACE began at the end of July.

         Additional second quarter 1999 activity in our multi-family residential developments includes:

         - ECHELON AT BAY ISLE KEY, our first multi-family residential community, located in the Gateway area of St. Petersburg, Florida, was 98% leased as of June 30, 1999. As previously disclosed, ECHELON AT BAY ISLE KEY was named the "1998 Apartment Community of the Year" by the Bay Area Apartment Association, which covers the Tampa, St. Petersburg and Clearwater area.

         - Construction of the clubhouse and 14 of 22 total buildings for ECHELON AT THE RESERVE was completed during the first half of 1999. ECHELON AT THE RESERVE is a 314-unit multi-family residential community located in CARILLON PARK. Leasing is in process and to date, over 200 units have been leased, representing over 66% of the total units. Construction is scheduled for completion in the last quarter of 1999.

         - Construction of the clubhouse for ECHELON AT WOODLAND PARK was completed at the end of July 1999. ECHELON AT WOODLAND PARK is a 232-unit multi-family residential community located in Tulsa, Oklahoma. Leasing has just begun with 25 leases signed and construction is scheduled for completion in the first quarter of 2000.

         - Construction of the clubhouse for ECHELON AT NORTHLAKE is scheduled for completion in September 1999. ECHELON AT NORTHLAKE is a 256-unit multi-family residential community located in Atlanta, Georgia. Construction is scheduled for completion in the first quarter of 2000.

         - Construction is continuing for ECHELON AT MISSION RANCH, a 295-unit multi-family residential community located in Mesquite, Texas (near Dallas) and ECHELON AT MEMORIAL CREEK, a 292-unit multi-family residential community located in Tulsa, Oklahoma. Both clubhouses are scheduled to open in October 1999.

     In the area of commercial Development:

         - Construction was completed at the end of June 1999 on CASTILLE AT CARILLON, two class A buildings totaling 103,900 square feet located in CARILLON PARK. As of mid-August 1999, CASTILLE AT CARILLON is 72% leased with Echelon occupying approximately 20,000 square feet as its corporate headquarters and leasing approximately 55,000 square feet to third parties. Echelon has also executed letters of intent for approximately 24,000 additional square feet. If these leases are executed, CASTILLE AT CARILLON will be 95% leased. By the end of November 1999, the building is also projected to be 95% occupied.

         Echelon is proud to set new standards of excellence in all of our multi-family residential and commercial developments. We plan to continue to set new standards as we open new real estate developments in Tampa/St. Petersburg, Atlanta, Dallas, Tulsa, Orlando, Memphis, Denver, and other locations in the southeast and southwest United States."

Commenting on the quarter and year-to-date results, Larry J. Newsome, Echelon senior vice president and chief financial officer, stated,

         "We are pleased by our second quarter and 1999 year to date financial performance. We have been successful in continuing to liquidate our non-strategic assets, as evidenced in the second quarter by the collection in full on a $5.8 million real estate loan receivable. The continued liquidation of our non-strategic assets will allow us to continue to invest in our real estate development and acquisitions.

         As we have previously stated, redirecting capital into our real estate pipeline will lower net income for 1999 in comparison to our net income for 1997 and 1998, as is typical of the early stages of real estate development."

Echelon International Corporation is a real estate company which develops, owns and manages multi-family residential and commercial real estate. The Company also owns and manages a portfolio of aircraft leases and aircraft and real estate loans. Echelon's core growth strategy is to build its multi-family residential real estate portfolio and maximize the value of and grow its existing commercial real estate assets. The Company will continue to withdraw from the real estate and aircraft lending business to focus on its core real estate operations.



NOTE: CERTAIN STATEMENTS CONTAINED IN THIS PRESS RELEASE REGARDING OTHER THAN HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS AND ARE MADE UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS, INCLUDING THOSE CONCERNING ECHELON'S EXPECTED SOURCES AND USES OF FUNDS AND CAPITAL EXPENDITURES AND ITS BUSINESS STRATEGY INCLUDING ITS PLANS TO GRADUALLY WITHDRAW FROM THE AIRCRAFT AND REAL ESTATE LENDING BUSINESS AND FOCUS ON ITS CORE REAL ESTATE OPERATIONS, INVOLVE RISKS AND UNCERTAINTIES. THE ACTUAL STRATEGIES AND THE TIMING AND EXPECTED RESULTS OF SUCH MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE IDENTIFIED ON PAGE 22 OF THE COMPANY'S 1998 ANNUAL REPORT.

                        ECHELON INTERNATIONAL CORPORATION
                CONDENSED CONSOLIDATED BALANCE SHEET INFORMATION
                                  (IN MILLIONS)


                                                        June 30,    December 31,
                                                          1999         1998
                                                      -----------   ------------
                                                      (unaudited)
Cash and cash equivalents .......................      $   22.7    $   21.6
Total current assets ............................          72.8        75.1
Real estate, leases, loans and other investments          455.0       414.0
Total assets ....................................         534.6       494.2
Total current liabilities .......................          54.6        40.5
Long-term debt (excluding current portion) ......         134.3       106.0
Deferred income taxes (excluding current portion)         125.2       131.4
Stockholders' equity ............................         220.3       215.8
Total liabilities and stockholders' equity ......         534.6       494.2

Total capital expenditures ......................          58.6        90.4



                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                           Three Months            Six Months
                                          Ended June 30,         Ended June 30,
                                         ---------------        ----------------
                                         1999       1998        1999        1998
                                         ----       ----        ----        ----
                                                       (unaudited)
Sales and revenues ..............      $   12.8    $   9.1    $   22.6     $   22.3

Operating Expenses ..............          10.5        6.0        19.4         15.7
                                       --------    -------    --------     --------

Income Before Income Taxes ......           2.3        3.1         3.2          6.6

Income Tax Expense (Benefit) ....            .6         .2         (.6)          .3
                                       --------    -------    --------     --------

Net income ......................      $    1.7    $   2.9    $    3.8     $    6.3
                                       ========    =======    ========     ========

Diluted earnings per common share      $    .25   $    .41   $     .56    $     .91
                                       ========    =======    ========     ========

Diluted weighted average common
      shares outstanding ........           6.7        6.9         6.7          6.9
                                       ========    =======    ========     ========